Mail Stop 3561

August 16, 2006

Eduard Jaeger, Chief Executive Officer
Ironclad Performance Wear Corporation
1111 East El Segundo Boulevard
El Segundo, California 92045

> **Re:** **Ironclad Performance Wear Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed August 11, 2006**
> **File No. 333-135288**

Dear Mr. Jaeger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please file an amendment with financial information for the quarter and six months ended June 30, 2006 prior to requesting effectiveness in accordance with Item 310(g) of Regulation S-B.

Trademarks, page F-20

2. We note your response to prior comment 6. Please tell us how you considered the guidance in paragraph 10 of SFAS 142 in determining that the value of these internally generated intangible assets should be capitalized rather than expensed, in particular for those assets that you believe are indefinite-lived.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Kerrigan at (202) 551-3369 or Michael A. Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Albert P. Asatoorian, Esq.
Stubbs Alderton & Markiles, LLP
Via Fax: (818) 474-8606